**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**FORM C/A**

**UNDER THE SECURITIES ACT OF 1933**

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☑   Form C/A: Amendment to Offering Statement (*removed "Square Loan," which has been paid in full; added new "Bottle Shop Square Loan" which has an amount outstanding of $22,500.00, to be paid back with 14.75% of daily Square card sales, maturing in March of 2023 with minimum monthly payments of $1,236.11; added new "Public House Square Loan" with amount outstanding of $113,250.00 to be paid back with 11.25% of daily Square card sales, with no fixed maturity date or monthly payments, but estimated to be paid off in August or September of 2022; and revised cash and cash equivalents on hand to reflect amount as of September 30, 2021*)
   ☑   Check box if Amendment is material and investors must reconfirm within five business days.
☐   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

*Name of Issuer:*
Maine Craft Distilling LLC

*Legal status of Issuer:*

   *Form:*
   Limited Liability Company

   *Jurisdiction of Incorporation/Organization:*
   Maine

   *Date of Organization:*
   January 26, 2012

*Physical Address of Issuer:*
123 Washington Ave, #4, Portland, ME 04101

*Website of Issuer:*
https://mainecraftdistilling.com

*Is there a co-issuer? ___ yes _X_ no.*

*Name of Intermediary through which the Offering will be Conducted:*
OpenDeal Portal LLC dba Republic

*CIK Number of Intermediary:*
0001751525

*SEC File Number of Intermediary:*
007-00167

*CRD Number of Intermediary:*
283874

*Name of qualified third party "Escrow Agent" which the Offering will utilize:*
Prime Trust, LLC

***Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:***
At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

***Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:***
The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

***Type of Security Offered:***
Crowd SAFE (Simple Agreement for Future Equity)

***Target Number of Securities to be Offered:***
25,000

***Price (or Method for Determining Price):***
$1.00

***Target Offering Amount:***
$25,000

***Oversubscriptions Accepted:***
☑ Yes
☐ No

***Oversubscriptions will be Allocated:***
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

***Maximum offering amount (if different from Target Offering Amount):***
$1,070,000

***Deadline to reach the Target Offering Amount:***
November 12, 2021

**If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.**

***Current Number of Employees:***
15

|  | Most recent fiscal year-end (2020) | Prior fiscal year-end (2019) |
|---|---|---|
| **Total Assets** | $1,058,034 | $755,041 |
| **Cash & Cash Equivalents** | $0 | $0 |
| **Accounts Receivable** | $62,506 | $18,300 |
| **Short-term Debt** | $959,887 | $942,106 |
| **Long-term Debt** | $735,249 | $658,234 |
| **Revenues/Sales** | $2,678,577 | $1,682,119 |
| **Cost of Goods Sold** | $1,440,329 | $1,211,233 |
| **Taxes Paid** | $0 | $0 |
| **Net Income** | $208,197 | ($693,317) |

*The jurisdictions in which the issuer intends to offer the securities:*

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

# October 20, 2021

## Maine Craft Distilling LLC



### Up to $1,070,000 of Crowd SAFE (Simple Agreement for Future Equity)

Maine Craft Distilling LLC ("**MCD**", the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C/A (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by November 12, 2021 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

|  | Price to Investors | Service Fees and Commissions (1)(2) | Net Proceeds |
|---|---|---|---|
| **Minimum Individual Purchase Amount (3)** | $100 | $6.00 | $94.00 |
| **Maximum Individual Purchase Amount (3)(4)** | $100,000 | $6,000 | $94,000 |
| **Target Offering Amount** | $25,000 | $1,500 | $23,500 |
| **Maximum Offering Amount** | $1,070,000 | $64,200 | $1,005,800 |

(1)    This excludes fees to Company's advisors, such as attorneys and accountants.

(2)    In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.

(3)    The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative

Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

(4)    Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.**

**These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.**

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

**SPECIAL NOTICE TO FOREIGN INVESTORS**

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER

FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

## NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**") (15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

**Bad Actor Disclosure**

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

**Ongoing Reporting**

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://mainecraftdistilling.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

**Updates**

Updates on the status of this Offering may be found at: https://www.republic.co/maine-craft-distilling

The date of this Form C/A is October 20, 2021.

TABLE OF CONTENTS

ABOUT THIS FORM C/A.......................................................................................................................................... i
CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS.................................................... i
SUMMARY.............................................................................................................................................................. 1
    The Company ..................................................................................................................................................... 1
    The Offering....................................................................................................................................................... 1
RISK FACTORS ...................................................................................................................................................... 2
    Risks Related to the Company's Business and Industry ..................................................................................... 2
    Risks Related to the Offering ............................................................................................................................. 5
    Risks Related to the Securities ........................................................................................................................... 7
BUSINESS ............................................................................................................................................................. 10
    Description of the Business .............................................................................................................................. 10
    Business Plan ................................................................................................................................................... 10
    The Company's Products and/or Services ........................................................................................................ 10
    Competition...................................................................................................................................................... 10
    Customer Base ................................................................................................................................................. 11
    Supply Chain ................................................................................................................................................... 11
    Intellectual Property ........................................................................................................................................ 11
    Governmental/Regulatory Approval and Compliance...................................................................................... 11
    Litigation ......................................................................................................................................................... 11
USE OF PROCEEDS .............................................................................................................................................. 12
DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS........................................................................... 13
    Indemnification ............................................................................................................................................... 13
    Employees ....................................................................................................................................................... 13
CAPITALIZATION, DEBT AND OWNERSHIP .................................................................................................... 14
    Capitalization ................................................................................................................................................... 14
    Outstanding Debt ............................................................................................................................................. 17
    Ownership ........................................................................................................................................................ 20
FINANCIAL INFORMATION ............................................................................................................................... 21
    Operations ....................................................................................................................................................... 21
    Cash and Cash Equivalents .............................................................................................................................. 21
    Liquidity and Capital Resources...................................................................................................................... 21
    Capital Expenditures and Other Obligations ................................................................................................... 21
    Valuation ......................................................................................................................................................... 21
    Material Changes and Other Information ......................................................................................................... 21
    Previous Offerings of Securities...................................................................................................................... 22
TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST.............................................. 23
THE OFFERING AND THE SECURITIES ............................................................................................................. 24
    The Offering..................................................................................................................................................... 24
    The Securities .................................................................................................................................................. 25
COMMISSION AND FEES ..................................................................................................................................... 28
    Stock, Warrants and Other Compensation....................................................................................................... 28
TAX MATTERS ..................................................................................................................................................... 29
LEGAL MATTERS................................................................................................................................................. 29
DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION ............................. 29
ADDITIONAL INFORMATION............................................................................................................................. 29

**ABOUT THIS FORM C/A**

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C/A, and no source other than the Intermediary has been authorized to host this Form C/A and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C/A and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C/A or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or any other materials supplied herewith.

This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

**CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS**

This Form C/A and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C/A or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C/A or to conform these statements to actual results or to changes in our expectations.

# SUMMARY

*The following summary highlights information contained elsewhere or incorporated by reference in this Form C/A. This summary may not contain all of the information that may be important to you. You should read this entire Form C/A carefully, including the matters discussed under the section titled "Risk Factors."*

**The Company**

Maine Craft Distilling LLC is a small-batch distillery and public house, formed in the State of Maine as a limited liability company on January 26, 2012.

The Company is located at 123 Washington Ave, #4, Portland, ME 04101.

The Company's website is https://mainecraftdistilling.com.

The Company conducts business in the State of Maine and sells products in the Northeastern United States (Maine, Massachusetts, Rhode Island, Connecticut, New Hampshire, New York, New Jersey and Delaware) as well as in the States of Ohio and Georgia.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/maine-craft-distilling and is attached as Exhibit B to this Form C/A.

**The Offering**

| | |
|---|---|
| **Minimum Amount of the Securities Offered** | 25,000 |
| **Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)** | 25,000* |
| **Maximum Amount of the Securities Offered** | 1,070,000 |
| **Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)** | 1,070,000* |
| **Price Per Security** | $1.00 |
| **Minimum Individual Purchase Amount** | $100+ |
| **Maximum Individual Purchase Amount** | $100,000 |
| **Offering Deadline** | November 12, 2021 |
| **Use of Proceeds** | See the description of the use of proceeds on page 12 hereof. |
| **Voting Rights** | See the description of the voting rights on page 28. |

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

**RISK FACTORS**

*Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C/A. In addition to the risks specified below, the Company is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.*

**Risks Related to the Company's Business and Industry**

***We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.***
The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

***Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.***
With shelter-in-place orders and non-essential business closings potentially happening throughout 2020, 2021 and into the future due to COVID-19, the Company's revenue has been adversely affected. The Company relies heavily on properly functioning supply chains in order to obtain ingredients and packaging (such as aluminum cans) for its products as well as to ensure timely distribution of its finished products to customers and resellers and global crises like COVID-19 have caused and may continue to cause significant delays in this regard.

***The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.***
In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

***We may face potential difficulties in obtaining capital.***
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

***We may implement new lines of business or offer new products and services within existing lines of business.***
As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

***In general, demand for our products and services is highly correlated with general economic conditions.***
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

***We rely on other companies to provide components and services for our products.***
We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

***We rely on various intellectual property rights, including trademarks, in order to operate our business.***
The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

***The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.***
In particular, we are dependent on Nathaniel "Luke" Davidson, our CEO & Founder, and Bob Hilscher, our COO. The loss of Luke Davidson, Bob Hilscher, or any member of the board of directors, executive officers or key employees could harm the Company's business, financial condition, cash flow and results of operations.

***Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.***
We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-

competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

***Future product recalls or safety concerns could adversely impact our results of operations.***
We may be required to recall certain of our products should they be mislabeled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

***Damage to our reputation could negatively impact our business, financial condition and results of operations.***
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

***Our business could be negatively impacted by cyber security threats, ransomware attacks and other disruptions.***
We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs), ransomware and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of our information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

***Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.***
Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

***The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.***
The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and

costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

***The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.***
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

***We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.***
We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

***We operate a restaurant and lounge that subjects the Company to potential liability under federal, state and local laws that apply to such establishments***
The Company serves alcoholic beverages on its premises, subject to local, state and federal laws and regulations. Under the Maine Liquor Liability Act, a vendor (in this case the Company) can be held liable for the actions of an intoxicated patron if the vendor negligently or recklessly serves alcohol to a person who is under the age of 21 or a visibly intoxicated person. In addition, under Maine law, all landowners owe a general duty of reasonable care to invited guests on the property. The Company could therefore be required to pay damages to persons or entities who sue the Company for any injuries under these laws and the resulting liability is not covered by insurance.

**Risks Related to the Offering**

***State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.***
The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the

Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

***The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.***
You should not rely on the fact that our Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C/A, nor any document or literature related to this Offering.

***Neither the Offering nor the Securities have been registered under federal or state securities laws.***
No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C/A and the accompanying exhibits.

***The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.***
Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

***The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.***
The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

***The Company has the right to extend the Offering Deadline.***
The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

***The Company may also end the Offering early.***
If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

***The Company has the right to conduct multiple closings during the Offering.***
If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

**Risks Related to the Securities**

***The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.***
You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

***Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.***
Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

***Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities. Upon the conversion of the Securities into CF Shadow Securities (which cannot be guaranteed), the holders of the CF Shadow Securities will be required to enter into a proxy with the Intermediary or its designee to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.***
Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary or its designee to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Units, Investors would receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Units and would be required to enter into a proxy that allows the Intermediary or its designee to vote their Series B-CF Shadow Preferred Units consistent with the majority of the Series B Preferred Unitholders. Thus, Investors will essentially never be able to vote upon any matters of the Company.

***Investors will not be entitled to any inspection or information rights other than those required by law.***
Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

***Investors will be unable to declare the Security in "default" and demand repayment.***
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion.

Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

***The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.***

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

***Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.***

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

***Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.***

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

***A Crowd SAFE holder may lose their right to any appreciation or return on investment due to defaulting on certain notice and require action requirements in such Crowd SAFE; failure to claim cash set aside in this case may result in a total loss of principal.***

The Crowd SAFE offered requires a holder to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion or termination of the Crowd SAFE, in connection with an Equity Financing or Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company. Failure to make a timely action may result in the Company declaring that the Investor is only eligible to receive a cash payment equal to their Purchase Amount (or a lesser amount in certain events). While the Company will set aside such payment for the investor, such payment may be subject to escheatment laws, resulting in a total loss of principal if the Investor never claims their payment.

***There is no present market for the Securities and we have arbitrarily set the price.***
The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

***In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.***
In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred units, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

***While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.***
Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

***There is no guarantee of a return on an Investor's investment.***
There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C/A and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

**IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C/A, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.**

**BUSINESS**

**Description of the Business**

MCD owns and operates an FDA-registered small-batch distillery in the State of Maine as well as a restaurant & lounge that offers outdoor seating, music & entertainment.

MCD prides itself on working in close collaboration with local farmers to carefully select the agricultural products that go into its line-up of creative, high-quality, craft-distilled spirits.

**Business Plan**

MCD intends to expand its line of ready-to-drink ("RTD") Sparkling Craft Cocktails, hire an industry sales leader and provide them the funds to build out a leading sales team, coupled with an increase in marketing expenditures.

MCD also desires to improve its canning speed and efficiency by upgrading our canner in 2021 and our chiller/carbonator in 2022.

In 2023, we intend to add a pasteurization step to our process eliminating the potassium sorbate currently used to limit further fermentation. Eliminating this ingredient will open the RTDs to Whole Foods retailers.

**The Company's Products and/or Services**

| Product / Service | Description | Current Market |
|---|---|---|
| Farm to Flask Spirits | Handcrafted Spirits including:<br>• **Alchemy Dry Gin**<br>• **Black Cap Vodka**<br>• **Blueshine Blueberry Liquor**<br>• **Cannon Shot Cinnamon Vodka**<br>• **Chesuncook Spirit**<br>• **Fifty Stone Whiskey**<br>• **Queequeg Spiced Rum**<br>• **Ration Rum**<br>• **Sprigge Aged Gin**<br>• **Tashtego White Rum**<br>• **Whipple Tree Brandy** | Direct-to-consumer market, bars, restaurants, liquor stores, grocery stores |
| Sparkling Craft Cocktails | Ready to Drink ("RTD") canned cocktail beverages including:<br>• **Black Cap Vodka & Soda**<br>• **Blueshine Lemonade**<br>• **Cranberry Island Cocktail**<br>• **A Gin & Tonic**<br>• **Italiano Orange Spritz**<br>• **Maine Mule Rum & Ginger Beer** | Direct-to-consumer market, bars, restaurants, liquor stores, grocery stores, convenience stores |
| Public House | Restaurant & Lounge that offers outdoor seating, music & entertainment | Local restaurant & bar patrons in and around the Greater Portland, Maine area |

**Competition**

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

High Noon is a Vodka based ready-to-drink ("RTD") cocktail from Gallo that has good distribution. Cutwater Spirits (now owned by AB-InBev) is the most widely distributed and consumed spirit-based line of RTDs.

**Customer Base**

MCD's customers are discerning drinkers who appreciate quality and craftmanship.

**Supply Chain**

Raw materials and ingredients essential to our businesses are purchased locally and worldwide in the ordinary course of business from numerous suppliers. In general, these materials are available from multiple sources.

**Intellectual Property**

| Application or Registration # | Title | Description | File Date | Grant Date | Country |
|---|---|---|---|---|---|
| 6230591 | MAINE CRAFT DISTILLING | Standard Character Mark | July 21, 2020 | December 22, 2020 | USA |

**Governmental/Regulatory Approval and Compliance**

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

**Litigation**

The Company is not subject to any current litigation or threatened litigation.

## USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

| Use of Proceeds | % of Proceeds if Target Offering Amount Raised | Amount if Target Offering Amount Raised | % of Proceeds if Maximum Offering Amount Raised | Amount if Maximum Offering Amount Raised |
|---|---|---|---|---|
| Intermediary Fees | 6.0% | $1,500 | 6.0% | $64,200 |
| Talent | 30.7% | $7,675 | 30.7% | $328,490 |
| Marketing | 13.2% | $3,300 | 13.2% | $141,240 |
| CapEx | 22.0% | $5,500 | 22.0% | $235,400 |
| Inventory | 28.1% | $7,025 | 28.1% | $300,670 |
| **Total** | **100%** | **$25,000** | **100%** | **$1,070,000** |

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed description of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

*Talent*
MCD intends to hire an industry sales leader with strong industry connections and provide them the funds to build out a leading sales team to help the public find and try our cocktails.

*Marketing*
Marketing proceeds will be used to focus on social media marketing campaigns and targeted ads to beaches, boats, golf-courses and music & sporting events.

*CapEx*
Planned capital expenditures include upgrading our canner in 2021 and a new chiller/carbonator in 2022.

*Inventory*
Inventory proceeds will allow us to build significant pallet inventory on our floor ahead of the peak summer season and also gives us the capital to engage in co-packing of our best-selling SKUs if justified by market conditions.

## DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

| Name | Positions and Offices Held at the Company | Principal Occupation and Employment Responsibilities for the Last Three (3) Years | Education |
|---|---|---|---|
| Luke Davidson | CEO & Founder | **MCD**, CEO & Founder<br>Jan 2012 – Present | **B.A., Furniture Making** – North Bennett Street School, 1993 |
| Bob Hilscher | COO | **MCD**, COO<br>2018 – Present | **MBA** – Georgia State University; 2004<br><br>**B.S., Parks, Recreation & Tourism** – Clemson University, 1991 |
| Fred Farber | Co-Founder | **Retired** | **B.S., Mathematics** – University of Maryland, 1978_____ |
| David Barber | Director | **Barber Foods**, Senior Consultant<br>Jan 2014 – Present | **B.A., Marketing & Organizational Behavior** – Babson College, 1981 |
| David Holmes | Director | **Little Northside Holding**, Partner<br>Sep 2019 – Present<br><br>**Plant Life Group**, Co-Founder<br>Apr 2018 – Present | **MBA** – Columbia Business School, 2007<br><br>**B.A.**, **Economics** – Connecticut College, 1998 |
| Stephen Goldberg | Director | **Self-Employed**, Retail Food Consultant<br>Jun 2007 – Present | **B.A., History** – Clark University, 1985 |
| Peter Murray | Director & Chair | **Avalara**, VP & General Manager<br>Apr 2021 – Present<br><br>**DAVO Sales Tax**, CEO<br>Mar 2019 – Apr 2021<br><br>**optionality.io**, Founder<br>Aug 2017 – Present<br><br>**Murray Consulting**, Owner<br>Jan 2001 – Present | **B.Sc., Symbolic Systems** – Stanford University, 1992 |

**Indemnification**

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Maine law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

**Employees**

The Company currently has 15 employees.

# CAPITALIZATION, DEBT AND OWNERSHIP

**Capitalization**

The Company has authorized 10,000,000 Common Membership Units (the "**Common Units**"), of which 1,120.22 are issued and outstanding, 5,000,000 Series Seed Preferred Membership Units (the "**Preferred Units**"), of which 787.61 are issued and outstanding, and 201 Units of Profits Interests (the "**Profit Interest Units**"), of which 167.66 are issued and outstanding. At the closing of this Offering, assuming only the Target Offering Amount is sold, 1,120.22 Common Units, 787.61 Preferred Units and 167.66 Profit Interest Units will be issued and outstanding.

*Outstanding Capital*

As of the date of this Form C/A, the Company's outstanding capital consists of:

| Type | Common Units |
|---|---|
| **Amount Outstanding** | 1,120.22 |
| **Voting Rights** | Each holder of Common Units is entitled to one vote per unit. |
| **Anti-Dilution Rights** | Not Applicable. |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may issue additional Common Units at a later date. The potential future issuance of such Common Units may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF. |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 53.97% |

| Type | Preferred Units |
|---|---|
| **Amount Outstanding** | 787.61 |
| **Voting Rights** | Holders of Preferred Units shall vote together with the holders of the Common Units on an as-converted basis, and not as a separate class, and shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Units. |
| **Anti-Dilution Rights** | In the event that the Company issues additional securities of any nature or type, including options, warrants and other convertible securities, at a purchase price less than the current preferred conversion price, such conversion price shall be adjusted downwards in accordance with the following formula:<br><br>$$CP_2 = CP_1 * (A+B) / (A+C)$$<br><br>$CP_2$ = Preferred Unit conversion price in effect immediately after new issue<br><br>$CP_1$ = Preferred Unit conversion price in effect immediately prior to new Issue<br><br>A = Number of Common Units deemed to be outstanding immediately prior to new issue (includes all shares of outstanding common, all shares of outstanding preferred on an as-converted basis, and all outstanding options on an as-exercised basis; and does not include any convertible securities converting into this round of financing)<br><br>B = Aggregate consideration received by the Company with respect to the new issue divided by $CP_1$<br><br>C = Number of units issued in the subject transaction |
| **Other Rights** | Preferred Units will carry an annual 5% cumulative dividend on the original purchase price per Preferred Unit, payable upon liquidation or redemption, including any deemed liquidation event. For any other dividends or distributions, the Preferred Units shall participate with the Common Units on an as-converted basis.<br><br>In the event of any liquidation, dissolution or winding up of the Company, or a liquidation event, the proceeds shall be paid first, in the amount of one times the original purchase price plus all outstanding accruing dividends on each Preferred Unit, followed by the  balance of any proceeds shall be distributed pro rata to holders of Common Units.<br><br>Each Preferred Unit shall be convertible, at any time at the option of the holder thereof on written notice to the Company, into such number of Common Units as is determined by dividing the holder's original investment principal in each Series Seed Preferred Unit by $2,113.00, subject to adjustments for splits, combinations and any other anti-dilution provisions indicated above. |

| | |
|---|---|
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may issue additional Preferred Units at a later date. The potential future issuance of such Preferred Units may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF. |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 37.95% |

| | |
|---|---|
| **Type** | Profit Interest Units |
| **Amount Outstanding** | 167.66 |
| **Voting Rights** | Each holder of Profit Interest Units is entitled to one vote per unit. |
| **Anti-Dilution Rights** | Not Applicable |
| **Other Rights** | In the event of a liquidating distribution, no Profits Interest Units shall be entitled to any distribution until and unless the Threshold Distribution Value (defined as the total liquidating distributions which shall be made to other members of the Company, including any holders of Profits Interests with a lower Threshold Distribution Value, before the holder of and award Profits Interests may participate in a liquidating distribution by the Company, and which shall be set by the award committee at the time of the award of such that any Profit Interest Units shall have zero value if the Company were liquidated as of the date of the award) shall have been distributed to the other outstanding equity membership interests in the Company, including any Units of Profits Interests with a lower Threshold Distribution Value. Once the Threshold Distribution Value amount has been distributed to other equity interests, thereafter, each Profit Interest Unit shall be entitled to receive liquidating distributions along with the Common Units of the Company, pro rata, based upon their respective Membership Interests (as defined in the Operating Agreement) and in accordance with and as further provided by the Operating Agreement of the Company and the award plan. |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may issue additional Profit Interests at a later date. The potential future issuance of such Profit Interests may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF. |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 8.08% |

*Outstanding Options, Safes, Convertible Notes, Warrants*

As of the date of this Form C/A, the Company has the following additional securities outstanding:

| Type | Convertible Notes |
|---|---|
| **Face Value** | $555,000 |
| **Voting Rights** | None |
| **Anti-Dilution Rights** | Not applicable |
| **Material Terms** | If the Company issues equity securities ("**Equity Securities**") in a transaction or series of related transactions resulting in aggregate gross proceeds to the Company of at least $1,000,000, including conversion of the principal amount of the Notes (a "**Qualified Financing**"), then the Convertible Notes, and any accrued but unpaid interest thereon, will automatically convert into the equity securities issued pursuant to the Qualified Financing at a conversion price equal to the price per share price paid by the purchasers of such Equity Securities in the Qualified Financing less a discount of 20%, provided however that in the event that the Qualified Financing is based upon a company valuation which exceeds $7,000,000, then the Notes shall convert at the prices per share calculated as if the company valuation were $7,000,000. |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may issue additional convertible notes at a later date. The availability of any units convertible from such convertible notes and its potential future issuance may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF. |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 7.93% |

**Outstanding Debt**

As of the date of this Form C/A, the Company has the following debt outstanding:

| Type | CEI Loan 1 |
|---|---|
| **Amount Outstanding** | $124,314 |
| **Interest Rate and Amortization Schedule** | Interest at 7.00% per annum, maturing in May 2023, monthly payments of $4,800. |
| **Description of Collateral** | Collateralized by all Company assets. |
| **Other Material Terms** | N/A |
| **Maturity Date** | 5/1/2023 |

| Type | CEI Loan 2 |
|---|---|
| Amount Outstanding | $20,903 |
| Interest Rate and Amortization Schedule | Interest at 6.00% per annum, maturing in January 2022, monthly payments of $1,646. |
| Description of Collateral | Collateralized by all Company assets. |
| Other Material Terms | N/A |
| Maturity Date | 1/1/2022 |

| Type | SBA EIDL Loan |
|---|---|
| Amount Outstanding | $203,811 |
| Interest Rate and Amortization Schedule | Interest at 3.75% per annum, maturing in January 2051, monthly payments of $977. |
| Description of Collateral | Collateralized by all Company assets. |
| Other Material Terms | First monthly payment due June 2021. |
| Maturity Date | 1/2/2051 |

| Type | Bottle Shop Square Loan |
|---|---|
| Amount Outstanding | $22,250.00 |
| Interest Rate and Amortization Schedule | Loan is paid back with 14.75% of daily Square card sales, maturing in March of 2023, minimum monthly payments of $1,236.11. |
| Description of Collateral | Collateralized by Company accounts receivable. |
| Other Material Terms | N/A |
| Maturity Date | 3/29/2023 |

| Type | Public House Square Loan |
|---|---|
| Amount Outstanding | $113,250.00 |
| Interest Rate and Amortization Schedule | Loan is paid back with 11.25% of daily Square card sales with no fixed maturity date or monthly payments. |
| Description of Collateral | Collateralized by Company accounts receivable. |
| Other Material Terms | N/A |
| Maturity Date | No fixed maturity date but estimated to be paid off in August or September of 2022. |

| Type | Bangor Savings Bank Line of Credit |
|---|---|
| **Amount Outstanding** | $5,032 |
| **Interest Rate and Amortization Schedule** | Interest at 8.25% per annum, with a rolling maturity date and variable monthly payments based on interest only. |
| **Description of Collateral** | Unsecured |
| **Other Material Terms** | The line of credit is personally guaranteed by a member of the Company. |
| **Maturity Date** | Rolling |

| Type | Fundbox Invoice Advances |
|---|---|
| **Amount Outstanding** | $9,716.34 |
| **Interest Rate and Amortization Schedule** | Interest variable per annum, with a rolling maturity date and monthly payments of $500. |
| **Description of Collateral** | Collateralized by Company accounts receivable. |
| **Other Material Terms** | N/A |
| **Maturity Date** | Rolling |

| Type | Personal Loan from Fred Farber |
|---|---|
| **Amount Outstanding** | $15,000 |
| **Interest Rate and Amortization Schedule** | 8.0% / 8 months |
| **Description of Collateral** | Unsecured |
| **Other Material Terms** | N/A |
| **Maturity Date** | 12/31/2021 |

| Type | Personal Loan from David Holmes |
|---|---|
| **Amount Outstanding** | $15,000 |
| **Interest Rate and Amortization Schedule** | 8.0% / 8 months |
| **Description of Collateral** | Unsecured |
| **Other Material Terms** | N/A |
| **Maturity Date** | 12/31/2021 |

| Type | Personal Loan from Pete Murray |
|---|---|
| **Amount Outstanding** | $15,000 |
| **Interest Rate and Amortization Schedule** | 8.0% / 8 months |
| **Description of Collateral** | Unsecured |
| **Other Material Terms** | N/A |
| **Maturity Date** | 12/31/2021 |

| Type | Personal Loan from David Barber |
|---|---|
| **Amount Outstanding** | $15,000 |
| **Interest Rate and Amortization Schedule** | 8.0% / 8 months |
| **Description of Collateral** | Unsecured |
| **Other Material Terms** | N/A |
| **Maturity Date** | 12/31/2021 |

| Type | Maine Venture Fund Loan |
|---|---|
| **Amount Outstanding** | $40,000 |
| **Interest Rate and Amortization Schedule** | 8.0% / 8 months |
| **Description of Collateral** | Unsecured |
| **Other Material Terms** | N/A |
| **Maturity Date** | 12/31/2021 |

**Ownership**

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Amount and Type or Class Held | Percentage Ownership (in terms of voting power) |
|---|---|---|
| Luke Davidson | 412.50 Common Units<br>11.97 Preferred Units | 20.45% |

# FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.**

## Operations

Maine Craft Distilling LLC (the "**Company**") was formed on January 26, 2012, under the laws of the State of Maine, and is headquartered in Portland, Maine.

## Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. Cash consists of funds held in the Company's checking account.

As of September 30, 2021, the Company had an aggregate of $108,829 in cash and cash equivalents, leaving the Company with at least 6 months of runway.

## Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

## Capital Expenditures and Other Obligations

The Company intends to upgrade its canner in 2021 and its chiller/carbonator in 2022.

## Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

## Material Changes and Other Information

### *Trends and Uncertainties*

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

**Previous Offerings of Securities**

We have made the following issuances of securities within the last three years:

| Security Type | Principal Amount of Securities Sold | Amount of Securities Issued | Use of Proceeds | Issue Date | Exemption from Registration Used or Public Offering |
|---|---|---|---|---|---|
| Convertible Note 1 | $50,000.00 | N/A | General Working Capital | 3/30/2018 | Section 4(a)(2) |
| Convertible Note 2 | $25,000.00 | N/A | General Working Capital | 6/28/2018 | Section 4(a)(2) |
| Convertible Note 3 | $20,000.00 | N/A | General Working Capital | 7/12/2016 | Section 4(a)(2) |
| Convertible Note 4 | $10,000.00 | N/A | General Working Capital | 8/2/2018 | Section 4(a)(2) |
| Convertible Note 5 | $25,000.00 | N/A | General Working Capital | 7/9/2018 | Section 4(a)(2) |
| Convertible Note 6 | $125,000.00 | N/A | General Working Capital | 8/27/2018 | Section 4(a)(2) |
| Convertible Note 7 | $50,000.00 | N/A | General Working Capital | 8/27/2018 | Section 4(a)(2) |
| Convertible Note 8 | $25,000.00 | N/A | General Working Capital | 8/7/2018 | Section 4(a)(2) |
| Convertible Note 9 | $25,000.00 | N/A | General Working Capital | 10/4/2018 | Section 4(a)(2) |
| Convertible Note 10 | $25,000.00 | N/A | General Working Capital | 10/4/2018 | Section 4(a)(2) |
| Convertible Note 11 | $25,000.00 | N/A | General Working Capital | 5/15/2019 | Section 4(a)(2) |
| Convertible Note 12 | $50,000.00 | N/A | General Working Capital | 5/15/2019 | Section 4(a)(2) |
| Convertible Note 13 | $25,000.00 | N/A | General Working Capital | 5/15/2019 | Section 4(a)(2) |
| Convertible Note 14 | $50,000.00 | N/A | General Working Capital | 5/15/2019 | Section 4(a)(2) |
| Convertible Note 15 | $25,000.00 | N/A | General Working Capital | 6/12/2019 | Section 4(a)(2) |

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

## TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

Since inception, four related parties (three directors and one co-founder) have provided personal loans to the Company as more particularly described in the section entitled "Outstanding Debt," above. Interest is accrued annually at 8% per annum, with minimum monthly payments of $2,252, beginning in June 2021.

In addition, there is approximately $275,000 of deferred compensation on the balance sheet between Luke Davidson and Bob Hilscher. The intention is to convert most of that to equity in the next closed round of funding.

## THE OFFERING AND THE SECURITIES

### The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C/A (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by November 12, 2021 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $100 and the maximum amount that an Investor may invest in the Offering is $100,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Note that concurrent with this Offering, the Company is conducting additional fundraising by actively seeking lead investors in a private funding round under Rule 506(b) and is seeking to raise up to $1,500,000 in exchange for convertible notes. Under no circumstances will Investors or prospective Investors in this Offering be permitted to participate in the private funding round.

### Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

### Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to

Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii)that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the amount committed on the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

**PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.**

**The Securities**

We request that you please review this Form C/A and the Crowd SAFE instrument attached as <u>Exhibit C</u>, in conjunction with the following summary information.

*Transfer Agent and Registrar*

The Company will act as transfer agent and registrar for the Securities.

*Not Currently Equity Interests*

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

*Dividends*

The Securities do not entitle Investors to any dividends.

*Conversion*

Upon each future equity financing resulting in proceeds to the Company of not less than $1,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are non-voting securities otherwise identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

*Conversion Upon the First Equity Financing*

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $15,000,000 divided by the aggregate number of issued and outstanding units of equity interests, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including units of convertible preferred securities and all outstanding vested or unvested options or warrants to purchase equity interests, but excluding (i) the issuance of all units of equity interests reserved and available for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per share of the securities sold in such Equity Financing

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

*Conversion After the First Equity Financing*

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE, as contemplated above in connection with an Equity Financing, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert the Crowd Safe to capital stock, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

*Conversion Upon a Liquidity Event Prior to an Equity Financing*

In the case of the initial public offering of the Company's equity interests or reverse merger or take-over by certain entities, such as an entity that is a reporting issuer (the "**IPO**") or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of units of common securities of the Company equal to the Purchase Amount divided by the quotient of (a) $15,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of units of the Company's equity interests outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (x) units of common securities reserved for future issuance under any equity incentive or similar plan; (y) any Safes; (z) convertible promissory notes; and (aa) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

26

.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

*Conversion Upon a Liquidity Event Following an Equity Financing*

In the case of a Liquidity Event following any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of units of the most recently issued equity interests equal to the Purchase Amount divided by the First Equity Financing Price. Units of equity interests granted in connection therewith shall have the same liquidation rights and preferences as the equity interests issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE or (ii) notify Company of its selection to receive the cash payment or shares of the most recently issued capital stock, as contemplated above in connection with a Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

*Dissolution*

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred membership units then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Membership Units as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Membership Unitsupon a Dissolution Event and (iii) all holders of Common Membership Units.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

*Termination*

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

### *Voting and Control*

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

### *Anti-Dilution Rights*

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

### *Restrictions on Transfer*

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any equity interests into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any equity interests into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the equity interests into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

### *Other Material Terms*

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of equity interests to be issued is based on the occurrence of future events.

## COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

### Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the offering.

## TAX MATTERS

**EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

**TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.**

**Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.**

**EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.**

## LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

## DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

## ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C/A do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C/A or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C/A. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C/A. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C/A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Nathaniel "Luke" Davidson
_____
(Signature)

Nathaniel "Luke" Davidson
_____
(Name)

CEO & Founder
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ Peter Murray
_____
(Signature)

Peter Murray
_____
(Name)

Director & Chair
_____
(Title)

October 20, 2021
_____
(Date)

/s/ Stephen Goldberg
_____
(Signature)

Stephen Goldberg
_____
(Name)

Director
_____
(Title)

October 21, 2021
_____
(Date)

/s/ David Barber
_____
(Signature)

David Barber
_____
(Name)

Director
_____
(Title)

 October 21, 2021
_____
(Date)

*Instructions.*

1.      The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.      The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

**EXHIBIT A**

*Financial Statements*

# MAINE CRAFT DISTILLING LLC

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020
AND 2019

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

# TABLE OF CONTENTS

Independent Accountant's Review Report ........................................................................................................ 2

Balance Sheets ........................................................................................................................................................ 3

Statements of Income ........................................................................................................................................... 4

Statements of Members' Equity ......................................................................................................................... 5

Statements of Cash Flows .................................................................................................................................... 6

Notes to the Financial Statements ..................................................................................................................... 7



# Belle Business Services

*Certified Public Accountants*

## INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Members'
Maine Craft Distilling LLC
Portland, Maine

We have reviewed the accompanying financial statements of Maine Craft Distilling LLC, which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, statements of equity and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

*Belle Business Services, LLC*

Belle Business Services, LLC
April 21, 2021

**MAINE CRAFT DISTILLING LLC**
**BALANCE SHEETS**
**DECEMBER 31, 2020 AND 2019**
(unaudited)

## ASSETS

| | 2020 | 2019 |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash and cash equivalents | $ - | $ - |
| Accounts receivable, net | 62,506 | 18,300 |
| Inventory | 477,312 | 279,459 |
| Prepaid expenses and other current assets | - | 2,504 |
| TOTAL CURRENT ASSETS | 539,818 | 300,263 |
| **PROPERTY AND EQUIPMENT** | | |
| Property and equipment, net | 419,324 | 349,831 |
| **OTHER ASSETS** | | |
| Deposits | 6,649 | 6,649 |
| Intangible assets | 92,243 | 98,298 |
| | 98,892 | 104,947 |
| **TOTAL ASSETS** | $ 1,058,034 | $ 755,041 |

## LIABILITIES AND MEMBERS' EQUITY

| | 2020 | 2019 |
|---|---|---|
| **CURRENT LIABILITIES** | | |
| Cash overdraft | $ 19,869 | $ 14,827 |
| Accounts payable | 234,527 | 332,265 |
| Credit cards payable | 82,940 | 15,661 |
| Accrued expenses | 285,864 | 192,753 |
| Event deposits | - | 24,629 |
| Line of credit | 5,032 | 4,585 |
| Notes payable - current portion | 107,939 | 147,170 |
| Notes payable - related parties current portion | 13,500 | - |
| Convertible notes - current portion | 210,216 | 210,216 |
| TOTAL CURRENT LIABILITIES | 959,887 | 942,106 |
| **LONG-TERM LIABILITIES** | | |
| Notes payable | 284,212 | 188,340 |
| Notes payable - related parties | - | 19,500 |
| Convertible notes | 451,037 | 450,394 |
| TOTAL LONG-TERM LIABILITIES | 735,249 | 658,234 |
| **TOTAL LIABILITIES** | 1,695,136 | 1,600,340 |
| **MEMBERS' EQUITY** | | |
| Contributions/(distributions) | 522,988 | 522,988 |
| Accumulated deficit | (1,160,090) | (1,368,287) |
| TOTAL MEMBERS' EQUITY | (637,102) | (845,299) |
| **TOTAL LIABILITIES AND MEMBERS' EQUITY** | $ 1,058,034 | $ 755,041 |

See independent accountant's review report and accompanying notes to financial statements.

**MAINE CRAFT DISTILLING LLC**
**STATEMENTS OF INCOME**
**DECEMBER 31, 2020 AND 2019**
**(unaudited)**

|  | 2020 | 2019 |
|---|---|---|
| **REVENUES** | $ 2,678,577 | $ 1,682,119 |
| **COST OF GOODS SOLD** | 1,440,329 | 1,211,233 |
| **GROSS PROFIT** | 1,238,248 | 470,886 |
| **OPERATING EXPENSES** | | |
| Amortization and depreciation | 93,407 | 65,255 |
| General and administrative | 194,087 | 127,260 |
| Payroll expenses | 580,583 | 744,260 |
| Product design | 39,972 | - |
| Professional fees | 67,900 | 56,249 |
| Sales and marketing | 73,532 | 68,983 |
| **TOTAL OPERATING EXPENSES** | 1,049,481 | 1,062,007 |
| **NET OPERATING INCOME** | 188,767 | (591,121) |
| **OTHER INCOME/(EXPENSES)** | | |
| PPP loan forgiveness | 146,800 | - |
| Other income | - | 423 |
| Interest income | 1,630 | 10,000 |
| Gain/(loss) on disposal of assets | (21,951) | 2,262 |
| Interest expense | (107,049) | (114,881) |
| **TOTAL OTHER INCOME/(EXPENSES)** | 19,430 | (102,196) |
| **NET INCOME/(LOSS)** | $ 208,197 | $ (693,317) |

See independent accountant's review report and accompanying notes to financial statements.

**MAINE CRAFT DISTILLING LLC**
**STATEMENTS OF MEMBERS' EQUITY**
**DECEMBER 31, 2020 AND 2019**
**(unaudited)**

| | Contributions/ (Distributions) | Retained Earnings (Accumulated Deficit) | Total |
|---|---|---|---|
| **BEGINNING BALANCE, JANUARY 1, 2018** | 476,502 | $ (674,970) | $ (198,468) |
| Capital contibutions | 46,486 | - | $ 46,486 |
| Net loss | - | (693,317) | $ (693,317) |
| **ENDING BALANCE, DECEMBER 31, 2019** | $ 522,988 | $ (1,368,287) | $ (845,299) |
| Net income | - | 208,197 | $ 208,197 |
| **ENDING BALANCE, DECEMBER 31, 2020** | $ 522,988 | $ (1,160,090) | $ (637,102) |

See independent accountant's review report and accompanying notes to financial statements.

**MAINE CRAFT DISTILLING LLC**
**STATEMENTS OF CASH FLOWS**
**DECEMBER 31, 2020 AND 2019**
**(unaudited)**

| | 2020 | 2019 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| | | |
| Net income (loss) | $ 208,197 | $ (693,317) |
| Adjustments to reconcile net income to net cash | | |
| provided by operating activities: | | |
| Amortization and depreciation expense | 93,407 | 65,255 |
| (Increase) decrease in assets: | | |
| Accounts receivable | (44,206) | 13,008 |
| Inventory | (197,853) | (37,903) |
| Prepaid expenses and other current assets | 2,504 | (242) |
| Increase (decrease) in liabilities: | | |
| Accounts payable | (97,738) | 205,855 |
| Credit cards payable | 67,279 | 1,052 |
| Deposits | (24,629) | 24,629 |
| Accrued expenses | 93,754 | 125,918 |
| | | |
| **CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES** | 100,715 | (295,745) |
| | | |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Cash provided by/(used for) for fixed assets | (156,845) | 5,498 |
| | | |
| **CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES** | (156,845) | 5,498 |
| | | |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Draws on credit line | 447 | 4,585 |
| Issuance of notes payable, net of repayments | 56,641 | 250,303 |
| Repayment of notes payable - related parties | (6,000) | (253,815) |
| Capital contributions | - | 46,486 |
| Issuance of convertible notes | - | 201,980 |
| | | |
| **CASH PROVIDED BY FINANCING ACTIVITIES** | 51,088 | 249,539 |
| | | |
| **NET DECREASE IN CASH** | (5,042) | (40,708) |
| | | |
| **CASH AT BEGINNING OF YEAR** | (14,827) | 25,881 |
| | | |
| **CASH AT END OF YEAR** | $ (19,869) | $ (14,827) |
| | | |
| | | |
| **CASH PAID DURING THE YEAR FOR:** | | |
| | | |
| **INTEREST** | $ 13,375 | $ 11,657 |
| | | |
| **INCOME TAXES** | $ - | $ - |

See independent accountant's review report and accompanying notes to financial statements.

1. **Summary of Significant Accounting Policies**

*The Company*
Maine Craft Distilling LLC (the "Company") was incorporated in the State of Maine on January 26, 2012. The Company was originally registered in the State of Maine as Davidson & Farber, LLC and on March 19, 2013 changed the Company name and transferred all activity to Maine Craft Distilling, LLC. The Company specializes in the production of spirits that uses a farm to flask distilling method where all ingredients for the spirits come from local farmers.

*Fiscal Year*
The Company operates on a December 31st year-end.

*Basis of Presentation*
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

*Use of Estimates*
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

*Cash and Cash Equivalents*
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020, and 2019, the Company held no cash equivalents, respectively.

*Risks and Uncertainties*
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2021 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative Impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2020.

*Accounts Receivable*
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables,

1. **Summary of Significant Accounting Policies (continued)**

### Accounts Receivable (continued)

historical experience and knowledge of specific customers. As of December 31, 2020 and 2019, the Company has recorded $47,308 and nil as an allowance for doubtful accounts.

### Inventory

Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At December 31, 2020 and 2019, the balance of inventory related to inventory was:

|  | December 31, | |
|---|---|---|
|  | **2020** | **2019** |
| Raw Materials | $ 116,709 | $133,312 |
| Work in Progress | 211,486 | 136,247 |
| Finished Goods | 149,117 | 9,900 |
|  | $ 477,312 | $279,459 |

### Intangible Assets

The Company has recorded intangible assets at cost. The intangible assets consist of copyrights. Copyrights costs are amortized over the useful life. Amortization expense for the years ending December 31, 2020, and 2019, was $6,055 and $6,055, respectively.

### Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment and machinery and equipment are depreciated over three to five years, while leasehold improvements are depreciated over fifteen years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

### Income Taxes

The Company is taxed as a partnership for federal income tax purposes. Therefore, the Company's earnings are included on the members' personal income tax returns and taxed depending on their personal tax situations. Accordingly, no provision has been made for Federal income taxes.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

*See independent accountant's review report.*

- 8 -

1. **Summary of Significant Accounting Policies (continued)**

*Income taxes (continued)*
The Company is subject to franchise and income tax filing requirements in the State of Maine.

*Fair Value of Financial Instruments*
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1          - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2          - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3          - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

*Concentrations of Credit Risk*
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

*Revenue Recognition*
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling spirits to customers. The Company's payments are generally collected upfront. For years ending December 31, 2020 and 2019 the Company recognized $2,678,577 and $1,682,119 in revenue, respectively.

1.    **Summary of Significant Accounting Policies (continued)**

### Advertising Expenses
The Company expenses advertising costs as they are incurred.

### Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

### New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

1.  **Summary of Significant Accounting Policies (continued)**

    *New Accounting Pronouncements (continued)*
    In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

    In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

    In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

2.  **Commitments and Contingencies**

    The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.     **Property and Equipment**

Property and equipment consisted of the following at December 31, 2020 and 2019:

| Property and equipment at cost: | 2020 | 2019 |
|---|---|---|
| Leasehold improvements | $    288,946 | $    295,102 |
| Machinery and equipment | 496,125 | 348,504 |
| Office Equipment | 15,867 | 5,524 |
| | 800,938 | 649,130 |
| Less: Accumulated depreciation | 381,614 | 299,299 |
| Total | $    419,324 | $    349,831 |

4.     **Convertible Notes**

The Company has issued several convertible promissory notes. In 2019, five promissory notes were issued for a total of $175,000 with 8% APRs and maturity dates in 2022. In 2018, ten promissory notes were issued for a total of $380,000, with 8% APRs and maturity dates in 2020 - 2024. No convertible promissory notes were issued during the year ending December 31, 2020.

5.     **Notes Payable – Related Parties**

Since inception, related parties have provided loans to the Company valued at $13,500 and $19,500 as of December 31, 2020 and 2019, respectively. Interest is accrued annually at 8% per annum, with minimum monthly payments of $2,252, beginning in June 2021.

6.     **SBA PPP Loan**

In 2020, the Company received loan proceeds of $146,800 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act, provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The PPP Loan and accrued interest are forgivable after twenty-four weeks, as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during twenty-four-week period. As of December 31, 2020, the Company received notice from the SBA that the PPP funds were used appropriately and all amounts were fully forgiven.

7.  **Notes Payable**

Debt consisted of the following at December 31, 2020 and 2019:

|  | 2020 | 2019 |
|---|---|---|
| Contract note payable; interest at 7.00% per annum, maturing in May 2023, monthly payment of $4,800, collateralized by all Company assets. | $ 124,314 | $ 186,511 |
| Contract note payable; interest at 6.00% per annum, maturing in January 2022, monthly payment of $1,646, collateralized by all Company assets. | 20,903 | 40,541 |
| Contract note payable; interest at 3.75% per annum, maturing in January 2051, monthly payment of $977 (beginning June 2021), collateralized by all Company assets. | 203,811 | - |
| Contract note payable; interest at 14.5% per annum, maturing in March 2022, monthly payments vary, collateralized by Company accounts receivable. | 33,407 | 40,791 |
| Contract note payable; interest variable per annum, maturing in May 2021, monthly payment of $500, collateralized by Company accounts receivable. | 9,716 | 32,932 |
| Contract note payable; interest variable per annum, maturing in December 2020, monthly payment of $500, collateralized by all Company assets. | - | 14,729 |
| Contract note payable; interest variable per annum, maturing in December 2020, monthly payment of $500, collateralized by all Company assets. | - | 20,006 |
|  | $ 392,151 | $ 335,510 |
| Less: Current portion of notes payable | 107,939 | 147,170 |
| Long term portion of notes payable | 284,212 | 188,340 |

Maturity of the note payable is as follows:

| | |
|---|---|
| December 31, 2021 | $ 107,939 |
| December 31, 2022 | 67,576 |
| December 31, 2023 | 24,204 |
| December 31, 2024 | 4,709 |
| December 31, 2025 | 4,889 |
| Thereafter | 182,834 |
| | $ 392,151 |

8.  **Line of Credit**

The Company has a $5,000 line of credit with a commercial bank. The line of credit bears 8.25% interest. The line is personally guaranteed by a majority shareholder of the Company. Minimum monthly payments on the line are interest only. As of December 31, 2020 and 2019, the Company had $5,032 and $4,585 outstanding on the line of credit.

9.  **Subsequent Events**

*Crowdfunding Offering*
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Inc. (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

*Grant*
During the first quarter of 2021, the Company received a $100,000 agriculture grant from the CARES Act.

*Equipment Sale*
In early February 2021, the Company sold a piece of equipment for $65,000 and the funds are to be received the last week in April.

*Related Party Transactions*
In March 2021, the Company issued some short-term debt to four of their Board members at $15,000 each to help fund their Spring inventory build. The terms of the debt are consistent with the terms in Note 5 of the financial statements.

*Managements Evaluation*
The Company has evaluated subsequent events through April 21, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

**EXHIBIT B**

*Offering Page found on Intermediary's Portal.*



| | |
|---|---|
| **Company Name** | Maine Craft Distilling |

| | |
|---|---|
| **Logo** |  |

| | |
|---|---|
| **Headline** | Farm to flask small-batch spirits made in Portland, ME |

| | |
|---|---|
| **Hero Image** |  |

| | |
|---|---|
| **Tags** | Consumer Goods, Alcohol, Food & beverage, B2B2C, $1M+ raised, $1M+ revenue |

| | |
|---|---|
| **Pitch text** | ### Summary |

- An authentic, on-trend spirits and canned cocktails brand
- $2.6M in revenue in 2020 and profitable
- Distributed in 10 states & retailed in chains like BJ's & Total Wine.
- 122% Sparkling Craft Cocktail Growth in 2020.
- 300+% Sparkling Craft Cocktail Growth YTD.

- $25B canned cocktails market
- $1.7M raised to date

**Overview**

## One of the Northeast's premier small-batch distilleries raises the bar with a line of Sparkling Craft Cocktails

We've been making a full line of award-winning spirits in Portland, Maine since 2012. Our distillery focuses on Farm-to-Flask spirits with a firm tie to the land and traditions of Maine. Our destination distillery is filled with live music and the tasting room serves gastro pub cuisine and creative craft cocktails. Founder Luke Davidson took our best-selling cocktails and started putting them in cans. Now....You can Bring the Bar with You!








RATION
RUM
MAINE MULE
Rum & Ginger
ALCHEMY
DRY GIN
ITALIANO
ORANGE Spritz
SPRIGGE
GIN
CRANBERRY
ISLAND
Cocktail
BLUESHINE
BLUESHINE
lemonade
FIFTY STONE
SINGLE MALT
WHISKEY


Whiskies of the World 2018 Silver
WINE ENTHUSIAST
91
POINTS
New York Intl Spirits Competition 2017 Gold Winner
New York Intl Spirits Competition 2017 Bronze Winner
New York Intl Spirits Competition 2017 Maine Distillery of the Year
THE FIFTY BEST
Best Spiced Rum
SILVER MEDAL



## Product

## High-quality, craft-distilled spirits

We launched our line of sparkling craft cocktails using Maine Craft Spirits in 2018. These premium, ready-to-drink beverages are made with natural ingredients, resulting in six distinct and delicious flavor profiles. They're created and canned right in our Portland distillery, and are a convenient way to bring cocktails on the road, boat, or trail with you.



**Process**

# Creativity and Ingenuity are our operating principles

**Yankee ingenuity** isn't a slogan at Maine Craft Distilling, it's our operating principle. We craft our spirits in small batches using carefully designed processes and artisanal methods. Every bottle we produce blends the land and pride of Maine with our down-to-earth, can-do approach to life and liquor.

Drawing on this process for inspiration, we've created a line-up of **flavorful**, creative, high-quality, craft-distilled bottled spirits and **Sparkling Craft Cocktails** in a can-each as *unique*, and interesting as the landscape and seascape of Maine!

**Market**

# The ready-to-drink cocktail market is large and growing

RTDs outperform other alcohol products on flavor, refreshment, and excitement. From 2018 to 2023, the RTD market is expected to grow 26.5%. Overall, alcoholic cocktails is the second fastest-growing subcategory within the alcohol category. There's a rising demand for RTDs, fueled by the convenience, flavor and versatility of these products.





While almost all segments posted gains in 2020, the standout was flavored malt beverages with a gigantic

# 60%

jump in per-store sales.



Ready-to-drink cocktails is the fastest-growing alcohol segment. The premixed cocktail category grew by

# 50%

in the United States between 2019 and 2020.

Source: IWSR





Beverage industry experts anticipate even more growth in the premixed cocktail category — revenue is forecasted to reach

# $3-4 billion

over the next few years.

Source: Bank of America Securities


Younger consumers have caught on to the fact that RTD cocktails share many of the same benefits of hard seltzer.
In the past 12 months, RTD cocktail consumers have significantly shifted to a younger demographic.
These age groups have all gained share of RTD sales:
21 to 27
(15.7% sales)
28 to 34
(29.5% sales)
35 to 41
(25.6% sales)
Source: Drizly

### Customers

## A unique beverage experience

At Maine Craft Distilling, we make high-quality spirits which we mix into full-flavored cocktails. Our customers appreciate the genuine flavor, as well as the convenience of being able to simply grab a can and go. All the flavor and versatility, without the hassle. We make it easy to Bring the Bar With You!


FIFTY STONE
SINGLE MALT
WHISKEY
mainecraftdistilling
mainecraftdistilling A whiskey suited for any occasion.
#Whiskey #CraftSprits #Maine #Portland #Singlemalt #FarmToFlask
14w
champagnegatsby
Liked by bobhilscher and others
MARCH 18
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Post



**mainecraftdistilling**                                    •••

**mainecraftdistilling** It's a hot day in May. Make sure to treat yourself to a sparkling craft cocktail!

#craftcocktails #rtd #drinklocal #portlandmaine #portlandoldport

5w

**drinkinbible** 🍸 Such a great combination! Simplicity but great quality. 🥃 We are just getting started supporting small businesses in the ready-to-drink cocktail scene. 🥂 Would be great to connect!

4w   1 like   Reply

**danielle04281007** Are these in

Liked by **coldrivervodka** and **others**

MAY 26

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**mainecraftdistilling**                                    •••

**mainecraftdistilling** Another beautiful weekend in the books. See you tomorrow!

#portlandmaine #drinklocal #eatlocal #spring #outdoors

9w

Liked by **christiiinep** and **others**

APRIL 26

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"I am a huge fan of your products.  We have traveled mutiple times, over 13 hours one-way, just to purchase your products!"

- Sharon, PA

"My favorite summer beverage!! It's been with us camping, to the beach, to the porch and anywhere else I can get away with having a blueshine lemonade!"

- Cassi, ME

"Such a great combination! Simplicity but great quality."

- Drinkable, National

"Crazy good spirits and cocktails."

- Chip


MAINE MULE
Rum & Ginger
CRANBERRY ISLAND Cocktail
BLUESHINE lemonade
SPARKLING CRAFT COCKTAILS
MAINE CRAFT DISTILLING
BRING THE BAR WITH YOU
SPARKLING CRAFT COCKTAIL 8-CAN PACK

**Traction**

# $2.6M revenue in 2020



2020 was a banner year for Maine Craft Distilling, as we more than doubled our RTD case sales and grew our revenue by $1M. We saw 14% YoY growth in our restaurant & retail business (during the pandemic), 19% YoY growth in our distilled spirits business and 122% YoY growth in our RTD cocktails.  Our Q1 2021 RTD growth continues to accelerate with 352% YoY growth.

We've partnered with ten distributors to bring our products across New England, down the Atlantic coast and into the Midwest, with great success. The average retail price of our bottled spirits ranges $30-$50, and our canned cocktails costs $10-$14 for a 4-pack of 12 oz. cans and around $19 for an 8-pack.

Our margins are 46% blended across our products lines, landing north of the industry average.

Maine Craft's spirits have won industry awards from the Whiskies of the World and New York International Spirits competitions.

**Competition**

# Winning characteristics in a competitive landscape



## CONVENIENCE IS A WIN

Strong appeal to those seeking enjoyment of a cocktail but lacking the tools or time to create one; Half of prepared cocktail drinkers prefer RTD over other alcohol types becuase they do not require preparation





## FLAVOR IS A PRIORITY

Alcohol consumers are increasingly drawn to taste/flavor - consumers across age groups site flavor as a top reason for choosing RTD alcohol over other types of alcohol



## VERSATILITY IS KEY

More than half of consumers want an RTD alcohol that they can drink in various occations - canned cocktails stray from traditional, usage-specific alcoholic drinks


QUALITY INGREDIENTS
AUTHENTICALLY CRAFTED
GREAT TASTE
ON PREMISE EXPERIENCE
SESSIONABLE
LOCAL ROOTS W/ BRAND IDENTITY
HARD CIDER
HARD SELTZER
MAINE CRAFT DISTILLING
WINE COOLER
OTHER RTD'S

**Vision**

# Bringing genuine, curated drinks to the people

Over the next three years, we plan to grow our team, expand our distribution outside of the Northeast and continue to innovate. Our priorities include introducing new seasonal canned cocktail flavors, reducing our sugar content and creating opportunities to expand our production capacity.

We're passionate about our process and products, and know that there are only good things to come!


BLUESHINE
BLUEBERRY LIQUOR
Grain Spirits with Natural Flavor
Made from Maine Blueberries, Maine Barley & Maine maple Syrup
DISTILLED IN PORTLAND, MAINE
35% Alc. by Vol. (70 Proof)
750 mL




AFT COCKTAIL™ • SPARKLIN
MAINE
MULE
Rum & Ginger
MAINE CRAFT
ESTD 2012
PORTLAND, ME
DISTILLING
Rum with Natural Flavor
12 FL OZ (355 ML) . 7.0% ALC./VOL


RATION
Expedition Style
RUM
AGED IN NEW OAK BARRELS FOR 3 MONTHS
DISTILLED IN PORTLAND, MAINE
45% ALC. BY VOL. (90 PROOF)
750ML
DRINK YOUR RATION RUM
DRINK YOUR RATION RUM
YOUR DAILY DOSE
RATION RUM

### Investors

## $1.7M raised to date

We've previously raised from friends, family and advisors, as well as local institutions Coastal Enterprises Inc. and Maine Venture Fund. We're now opening up our fundraising to our community, allowing our customers and partners to participate in this campaign.

### Use of Funds

**Hire an industry sales leader and provide them the funds to build out a leading sales team.**

Target: $350k  We're looking for an industry sales executive with a strong Rolodex.  To support him or her, we want both a sales team and a sampling army to help the public find and try our cocktails.

**An increase in marketing spend.**

Target $150k:  This will encompass social media marketing and targeted ads to beaches, boats, golf courses, and music & sporting events.  Let's Bring the Bar With You.

**Cap Ex/Investment to increase capacity**

Target $250k: Continuous improvement of our equipment and facility that that Improves our internal efficiency and capacity in conjunction with building a relationship with other partners to build inventory during peak times.

**A significant inventory build.**

Target $320K:  This working capital will allow us to build significant pallet inventory on our floor ahead of the peak summer season.  It also gives us the capital to engage in co-packing of our best-selling SKUs when that becomes necessary.

## Founders



Luke Davidson, Founder and CEO of Maine Craft Distilling, grew up interested in grains on a farm in the Mid Coast of Maine. Before Maine Craft Distilling was born, Luke spent his days in the barn with a homemade still. He began by malting grains to sell to brewers. With an excess of malted grain, he decided to test his luck and make Whiskey. Luke thought it was about time that Maine had a Whiskey created in the Scottish tradition with Maine's natural resources. With a heavy focus on the terroir and ingredients of Maine, he teamed up with co-founder Fred Farber, and the mission to create the best whiskey began, and with it, Maine Craft Distilling.

**Team**

| | | | |
|---|---|---|---|
| | Bob Hilscher | COO | Bob spent 20 years in the corporate events industry leading Compass Rose Events before bringing his energy, organization and drive to Maine Craft Distilling in 2018. Bob serves as Luke's right-hand-man doing everything Luke rather not do. |
| | Luke Davidson | CEO | Luke Davidson is the heart and soul of Maine Craft Distilling. He has spent years developing and crafting remarkable beverages and a unique space in which to enjoy them. |

**Perks**

| | | |
|---|---|---|
| **$150** | One time 15% off our products. Own a part of Maine Craft Distilling. |
| **$500** | One time 20% off our products, shipped to your door. Limited edition investor T-Shirt. Maine Craft Distilling investor tote bag. |
| **$1,000** | One time 30% off our products, Shipped to your door. Limited edition Branded cooler. Limited Edition Investor T-shirt. Maine Craft Distilling investor tote bag. |
| **$5,000** | One on one call with the CEO to discuss the future of Maine Craft Distilling. And above perks. |
| **$10,000** | Private Barrel Room party for 8-10 at Maine Craft Distilling. And above Perks. |
| **$50,000** | Your name on a Special Edition Barrel/Bottle of spirits. And above perks. |

**FAQ**

## EXHIBIT C

*Form of Security*

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

**MAINE CRAFT DISTILLING LLC**

**Crowd SAFE**
**(Crowdfunding Simple Agreement for Future Equity)**

**Series 2021**

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2021 Crowd SAFE holders, "**Investors**") of $[_________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Maine Craft Distilling LLC, a Maine limited liability company (the "**Company**"), hereby issues to the Investor the right to certain units of the Company's Equity Interests (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $15,000,000.

See Section 2 for certain additional defined terms.

**1.** ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Equity Interests; or (2) issue to the Investor a number of units of the CF Shadow Series of the Equity Interests (whether Preferred Securities or another class issued by the Company), as applicable, sold in the First Equity Financing. The number of units of the CF Shadow Series of such Equity Interests shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the **First Equity Financing Price** (as defined below).

(ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly

notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Equity Interests; or (2) issue to the Investor a number of units of the CF Shadow Series of the Equity Interests (whether Preferred Securities or another class issued by the Company) sold in the Subsequent Equity Financing. The number of units of the CF Shadow Series of such Equity Interests shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(iii)    If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE, as contemplated in this Section 1(a), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert this Crowd Safe to Equity Interests, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

(b)    **Liquidity Event**.

(i)    If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of units of Common Securities equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)    If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of units of the most recent issued Equity Interests (whether Preferred Securities or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Units of Equity Interests granted in connection therewith shall have the same liquidation rights and preferences as the units of Equity Interests issued in connection with the Company's most recent Equity Financing.

(iii)    If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Equity Interests to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Equity Interests, as determined in good faith by the Company's board of directors.

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE or (ii) notify Company of its selection to receive the cash payment or units of the most recently issued Equity Interests, as contemplated in this Section 1(b), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment contemplated in Section 1(b) that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Securities, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Securities as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Securities upon a Dissolution Event and (iii) and all holders of Common Securities.

(d) **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of units, whether in Equity Interests or in the CF Shadow Series or Common Securities to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

## 2. *Definitions*

"**CF Shadow Series**" shall mean a non-voting series of Equity Interests that is otherwise identical in all respects to the units of Equity Interests (whether Preferred Securities or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Securities in an Equity Financing, the Shadow Series would be Series A-CF Preferred Securities), except that:

> (i) CF Shadow Series members shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the members of the Company;

> (ii) Each of the CF Shadow Series members shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary or its designee as its irrevocable proxy with respect to any matter to which CF Shadow Series members are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Series units and such agreement provides that the Intermediary or its designee will vote with the majority of the holders of the relevant class of the Company's Equity Interests on any matters to which the proxy agreement applies; and

> (iii) CF Shadow Series members have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors or manager(s), (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Securities**" means common limited liability company membership units of the Company or common stock of the Company, if the Company is restructured as a corporation, including the securities issuable upon the conversion of this instrument pursuant to Section 1(a) or 1(b). For purposes of this Crowd SAFE, "common limited liability company membership units" refers to those interests in the Company that, as of the relevant event, would be last to receive a repayment of all capital contributions made in respect of such interests.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Interests to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Equity Interests, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Interests**" shall mean Common Securities, Preferred Securities, any other capital or profits interest of the Company or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Securities or Preferred Securities, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding units of Equity Interests, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including units of convertible Preferred Securities and all outstanding vested or unvested options or warrants to purchase Equity Interests, but excluding (i) the issuance of all units of Equity Interests reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Equity Interests by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Equity Interests by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Equity Interests (other than shares of Equity Interests not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing equity interests of the Company for resale, as approved by the Company's directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Equity Interests of the Company.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of units of the Company's Equity Interests (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) units of Equity Interests reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per unit equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Securities**" means the preferred limited liability company membership units of the Company or preferred stock of the Company, if the Company is restructured as a corporation.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Equity Interests in accordance with its terms.

"**SAFE Price**" means the price per unit equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

**3.** *Company Representations*

(a)     The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the state of its organization, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)     The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company.  This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)	The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)	No consents or approvals are required in connection with the performance of this instrument, other than: (i) approvals from the Company's members or board of directors; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of units of CF Shadow Series issuable pursuant to Section 1.

(e)	If the Company, prior to the conversion of this instrument, is restructured as a corporation, then it shall reserve from its authorized but unissued shares of Equity Interests for issuance and delivery upon the conversion of this instrument, such number of shares of the Equity Interests as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Equity Interests issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)	The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)	The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

(h)	The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

**4.** *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c) The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d) The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e) The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f) The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g) The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)     The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)     If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)     If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)     The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)     The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

**5.** *Transfer Restrictions*.

(a)     The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any units of Equity Interests or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Equity Interests (whether such units or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Equity Interests or other securities, in cash, or otherwise.

(b)     The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any of the Company's securities issued to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any Company's securities to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all managers, officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all members individually owning more than 5% of the outstanding Common Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Securities.  Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto.  The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)     In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company securities or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE.  SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)     Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)     There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)     The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such securities under the Securities Act.

(e)     The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)     The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE.   THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

## 6. *Miscellaneous*

(a)     The Investor agrees to take any and all actions determined in good faith by the Company's board of directors or equivalent governance body to be advisable to reorganize this instrument and any Equity Interests issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)     Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)     Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)     The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Equity Interests for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a member of the Company or any right to vote for the election of directors/manager(s) or upon any matter submitted to member at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until units have been issued upon the terms described herein.

(e)     Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or units the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile or organizational form.

(f)     In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)     All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(h)     All rights and obligations hereunder will be governed by the laws of the State of Maine, without regard to the conflicts of law provisions of such jurisdiction.

(i)     Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**").  The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction.  There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules.  The place of arbitration shall be Portland, Maine.  Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)     The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(k)The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

**MAINE CRAFT DISTILLING LLC**

By:
Name:    Nathaniel "Luke" Davidson
Title:    Founder & CEO
Address: 123 Washington Ave, #4, Portland, ME 04101
Email:    luke@mainecraftdistilling.com


**INVESTOR:**
By:
Name:

**Exhibit A – CF Shadow Unit Proxy**

<p style="text-align:center"><b>Irrevocable Proxy</b></p>

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "*Crowd SAFE*") dated [Date of Crowd SAFE] between Maine Craft Distilling LLC, a Maine limited liability company (the "*Company*") and [Investor Name] ("*Member*"). Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Crowd SAFE. In connection with a conversion of Member's investment in the Crowd SAFE into Equity Interests of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Member and OpenDeal Portal LLC (the "*Intermediary*") as another holder of Equity Interests of a CF Shadow Series hereby agree as follows:

1) **Grant of Irrevocable Proxy**.

   a) With respect to all of the units of Equity Interests of CF Shadow Series owned by the Member as of the date of this Irrevocable Proxy or any subsequent date (the "*Units*"), Member hereby grants to Intermediary an irrevocable proxy under Section 1556 of the Maine Limited Liability Company Act to vote the Units in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder ("*Holder*") of the irrevocable proxy (rather than the Member) will vote the Units with respect to all member meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Units may be entitled to vote. The Intermediary hereby agrees to vote all Units consistently with the majority of the Equity Interests on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Member at any time with respect to the Units.

   b) The Intermediary shall have no duty, liability or obligation whatsoever to the Member arising out of the Intermediary's exercise of this irrevocable proxy. The Member expressly acknowledges and agrees that (i) the Member will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Member waives and relinquishes any claim, right or action the Member might have, as a member of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

   c) This irrevocable proxy shall expire as to those Units on the earlier of (i) the date that such Units are converted into Common Securities of the Company or (ii) the date that such Units are converted to cash or a cash equivalent, but shall continue as to any Units not so converted.

2) **Legend**. The Member agrees to permit an appropriate legend on certificates evidencing the Units or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3) **Representations and Warranties**. The Member represents and warrants to the Intermediary as follows:

   a) The Member has all the necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Member and constitutes such Member's legal and valid obligation enforceable against the Member in accordance with its terms.

b) The Member is the record owner of the Units and the Member has plenary voting and dispositive power with respect to such Units; the Member owns no other units of the Equity Interests of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Member is a party or bound by and which expressly require that any of the Units be voted in any specific manner other than pursuant to this irrevocable proxy; and the Member has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4) **Equitable Remedies**. The Member acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5) **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6) **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Member and (ii) the Intermediary.

7) **Assignment**.

a) In the event the Member wishes to transfer, sell, hypothecate or otherwise assign any Units, the Member hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Member.

8) **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

**INVESTOR:**                                           **INTERMEDIARY:**

By:                                                     By:
Name:                                                   Name: Authorized Signatory, OpenDeal Portal
                                                        LLC d/b/a Republic
Date                                                    Date

# EXHIBIT D

*Video Transcript*

# News Flash

A small but mighty distillery from Portland Maine is taking the world by storm with its unique, delicious spirits.

Founded in 2012 Maine Craft Distilling has been on the forefront of the craft spirits craze from its inception. Maine Craft has become one of the premier spirits-makers in the Northeast and is taking fermentation and distillation to a whole new level with its advent of a very clever, convenient and tasty line of products ….**in a CAN**!!

The Sparkling Craft Cocktail is revolutionizing the spirit world by bringing the bar …….**to you!**

You can have all of the flavor without the fuss. Crack a can and enjoy a refreshing and **effervescent** cocktail and leave all the work to the very capable team of craftspeople and mixologists that Maine Craft Distilling is so proud to have in amongst its ranks.

With strong partnerships with distributors across the northeast and beyond, you can enjoy these tasty beverages in the comforts of your own home, at sports stadiums, concerts or just about anywhere their journey takes you. It is now offered in 6 remarkable flavors and for added convenience….. a variety pack.

 Keep an eye out for this fast growing revolutionary brand. It is fast on its way to becoming a national sensation!!